New England Realty Associates Limited Partnership

39 Brighton Avenue

Allston, MA 02134

August 29, 2011

By Edgar Correspondence Submission

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Kluck:

We are in receipt of your letter dated August 18, 2011 to Mr. Ronald Brown, President of NewReal, Inc., the sole general partner of New England Realty Associates Limited Partnership (the “Partnership”), which provided comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), File No. 001-31568. We have repeated each of the Staff’s comments in full and the Partnership’s response to each comment is noted directly below the quoted comment.  We will make the changes discussed in our responses in future filings, as applicable, commencing with our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011.

Form 10-K for the year ended December 31, 2010

Item 2. Properties

Staff comment:

1)              Please revise your disclosure in future Exchange Act periodic reports to discuss whether you provide rent concessions or abatements and the impact of any concessions or abatements on the rental ranges disclosed beginning on page 11.

2)              In future Exchange Act periodic report, to the extent you have material acquisitions in the period, please provide capitalization rate disclosure. Please also include a clear description of how you calculate NOI and purchase price for this purpose.

3)              In future Exchange Act periodic reports, to the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

4)              We note your statement on page F-20 that during the year ended December 31, 2010, approximately 90% of rental income was related to residential apartments and condominium units with leases of one year or less.  In future Exchange Act periodic reports, please provide a schedule of lease expirations for each of the ten years starting with the year in which the report is filed. Please state (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. With respect to your apartment complexes and condominium units, please briefly disclose the terms of your leases with residential tenants.

Partnership response:

We have considered the comments of the staff and will make the changes in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 and will continue to do so in future filings.

Item 7. Management’s Discussion and Analysis …, page 20

5)              In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, leasing commissions, tenant concessions, and a comparison of new rents on renewed leases to prior rent. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Partnership response:

We have considered the comments of the staff and will make the changes in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 and will continue to do so in future filings.

Result of Operations. page 26

Years Ended December 31, 2010 and December 31, 2009

6)              In future Exchange Act periodic reports, please briefly explain the term “Contingent Rentals.”

Partnership response:

We have considered the comments of the staff and will make the changes in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 and will continue to do so in future filings. Contingent rentals represent expense reimbursement including real estate taxes in excess of base periods.

Item 10. Directors, Executive Officers, and Corporate Governance, page 36

7)              In future Exchange Act periodic reports, please revise your disclosure regarding the directors to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Partnership response:

We have considered the comments of the staff and will make the changes in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 and will continue to do so in future filings.

Item 11. Executive Compensation, page 38

8)              We note your disclosure that you engage the president of Hamilton as a consultant. Please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file this agreement

Partnership response:

There is no written agreement with the president of Hamilton, and that fact and any material terms of his consulting arrangement with the Partnership will be disclosed in future filings.

9)              We note your disclosure that you paid compensation to directors for attending committee meetings. In future Exchange Act periodic reports, please provide the disclosure required by Item 402(r) of Regulation S-K or tell us why you believe this disclosure is not required.

Partnership response:

The Directors receive $500 per meeting and this will be disclosed in future filings.

Per your request, on behalf of the Partnership I acknowledge that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald Brown
President
NEW ENGLAND REALTY ASSOCIATES
LIMITED PARTNERSHIP

BY:	Ronald Brown
President of NewReal, Inc., Its General Partner